CONSENT OF AUTHOR

US Securities and Exchange Commission

I, David M.R. Stone, certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information provided to the Company by Minefill Services, Inc. in the written disclosure in the Form 40F of Farallon Resources Ltd.

I do hereby consent to the filing with the regulatory authorities.

Dated this 30th day of September, 2008.

/s/ D. Stone

David M.R. Stone, P.Eng.
MINEFILL SERVICES, INC.
P.O. Box 725, Bothell,
Washington, USA 98041
Telephone: (425) 486-0992
Fax: (425) 486-0882